TORONTO – November 30, 2009 -- –Toronto, Ontario - Peace Arch Entertainment Group Inc. (the “Company) (OTC:PAEGF) (TSX:PAE.T) announces that it will be late in filing its annual financial statements for the year ended August 31, 2009.  The annual financial statements are required to be filed no later than November 30, 2009.  The late filing of the financial statements is a result of the late filing of the annual August 31, 2008 and first three quarters of fiscal 2009 financial statements for reasons previously disclosed.  The Company anticipates filing the annual financial statements for year ended August 31, 2008 on or before December 31, 2009 and the year ended financial statements for the year ended August 31, 2009 on or before February 28, 2010.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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John Flock

CEO

Peace Arch Entertainment Group Inc.

310.776.7200

Email: jflock@peacearch.com